Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

January 31, 2005

SBC Midwest Network Services Employees:

This is the beginning of a "new era and a new company" as SBC announced today an agreement to acquire AT&T. While this acquisition will face the standard review process, we are confident that together, SBC and AT&T, will be a stronger more responsive and innovative company. This action will combine AT&T's national and global IP-based networks and expertise with SBC's strong local exchange, broadband and wireless assets.

Here are a few key points concerning the potential acquisition of AT&T by SBC:

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Expected approval may come as early as the first half of 2006.
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This is an equity transaction with each AT&T share becoming 0.7794 SBC shares.
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There will be approximately $250M in annual savings, which will come from such areas as procurement, IT, systems development, headquarters staff positions and call centers, etc.
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AT&T gives SBC speed to market in the Enterprise segment. AT&T has the resources (i.e., data centers, IP services and solutions, and customers) to accelerate SBC's Enterprise segment more quickly and on a broader basis than would otherwise have been possible.
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This is not a re-creation of the old AT&T. The technological, regulatory and competitive landscape is so dramatically different now than it was decades ago. Today, customers have numerous choices for their communication needs.
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The combined company will be headquartered in San Antonio, but will continue to maintain a strong employee presence in all of its key regions.

So what does this mean for us as SBC employees?

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The merger may provide additional employment opportunities as did previous mergers.
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The announced acquisition is a wonderful compliment to Project Lightspeed and the integrated direction the corporation has layed out for 2005.
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It would provide our employees and our customers with more choices in products and services.

As we await further details, our focus will continue to be service. Service is the cornerstone of our business and is the key for Midwest Network Services. That will not waver.

Thank you for your hard work and dedication in making SBC "the innovative competitor we are today."

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In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.